Exhibit 99.1

BITFARMS LTD.

Foundry USA Pool Terms of Service

As at September 18, 2023

Material contract filed in accordance with section 12.2 of

National Instrument 51-102 – Continuous Disclosure Obligations

1. Foundry USA Pool Terms of Service	2
2. Foundry USA Pool’s payout methodology	8
3. Foundry USA Pool Terms and Conditions	10
4. Foundry USA Pool Privacy Policy	16

Foundry USA Pool Terms of Service

Effective as of August 28, 2023

The ownership and operation rights of the services provided by the Foundry USA Pool (“Pool”) are owned by Foundry Digital LLC (“Foundry”). The Foundry Terms of Service specified herein (“Terms”), along with Foundry’s Terms and Conditions (“Conditions”), Privacy Policy (“Privacy Policy”) and Foundry USA Pool’s Payout Methodology (“Pool’s Payout Methodology”) are the relevant rights and obligations required to be read and accepted by anyone that shall access and/or use the Pool (“User”).

By accessing and using the Pool, User accepts and agrees to the Terms, Conditions, and Privacy Policy (collectively, the “Service Agreement”). As the operator of the Pool, Foundry shall provide a mining Pool Service (as defined below) to User under the Service Agreement.

User agrees that Foundry will have the right to modify the Service Agreement at any time without prior notice. Further, User agrees to be solely responsible for reviewing the Service Agreement and/or any modifications thereto. If User does not agree to the Service Agreement and/or any of its modifications, then User shall cease to use and will not be allowed further access to the Pool and Service.

1.	Foundry Terms and Conditions

a.	Foundry’s Terms and Conditions (“Conditions”) are available at https://foundrydigital.com/terms-and-conditions.

2.	Privacy and Protection

a.	Foundry places great importance on the protection of User’s personal information. When using the Pool and Service provided by Foundry, User agrees that Foundry will collect, store, use, disclose and protect User’s personal information in accordance with the Privacy Policy, available at https://foundrydigital.com/privacy-policy.

3.	Pool’s Payout Methodology

a.	Foundry USA Pool’s Payout Methodology (“Pool’s Payout Methodology”) is available at https://pool-faq.foundrydigital.com/what-is-foundry-usa-pools-payout-methodology.

4.	Definitions

a.	For purposes of this Service Agreement, all capitalized terms that are not otherwise defined herein shall have the meanings set forth in the Pool’s Payout Methodology.

5.	Services

a.	Foundry uses its own system, through the Internet and other means to provide User with a digital currency mining Pool and other services/products that may be added based on the Pool site (“Service”). For the avoidance of doubt, the Pool and Service shall not include wallet or custodial services from Foundry to User.

b.	User shall be responsible for preparing the necessary equipment and bear the expenses related to using such necessary equipment to participate in the Pool and Service.

c.	User hereby authorizes Foundry to be fully responsible for disposal and distribution of the profit from such value-added Service.

d.	Foundry reserves the right to modify, suspend, interrupt, and/or terminate the Service at any time without informing User and without liability to User or any third party not directly related.

6.	User Rights and Obligations

a.	Prior to entering and using the Pool and Service, User agrees it must first successfully complete the client onboarding process required by Foundry.

b.	User agrees to provide legal, true, accurate and detailed personal information to Foundry, and update such information as needed.

c.	User shall comply with all applicable laws, rules, and regulations including, but not limited to, those related to the use of the Pool and Service.

d.	User acknowledges and agrees that it is using the Pool and Service at its own risk.

e.	In the event User’s access and/or rights to the Pool and Service have been discontinued for any reason, then User is solely responsible for settling the remaining balances left in its account. Foundry shall use commercially reasonable efforts to assist User with settling any remaining balances in User’s account.

f.	For the avoidance of doubt, Foundry shall not be responsible or liable to User for any balances remaining in User’s account three (3) months after User’s access and/or rights to the Pool and Service have been discontinued (regardless of whether the balances were left in User’s account intentionally).

7.	Third Party Services

a.	If User provides services to any third parties who may benefit, whether directly or indirectly, from payments under this Agreement, User agrees to notify Foundry: (a) at the time of the client onboarding process; and (b) immediately upon any changes to the offering of third-party products and services. Furthermore, User agrees to provide any necessary information and documentation to cause Foundry to perform any necessary due diligence on third parties, at Foundry’s sole discretion.

8.	Confidentiality

a.	User agrees not to disclose any Confidential Information from the Pool and/or Service. “Confidential Information” includes (but is not limited to) information regarding Foundry’s Pool, Service, documentation, software, trade secrets embodied therein and any other written or electronic information that is either (i) marked as confidential and/or proprietary, or which is accompanied by written notice that such information is confidential and/or proprietary, or (ii) not marked or accompanied by notice that it is confidential and/or proprietary but which, if disclosed to any third party, could reasonably and foreseeably cause competitive harm to the owner of such information.

b.	Confidential Information shall not include information which is: (i) publicly available, (ii) lawfully obtained by a party from third parties without restrictions on disclosure, or (iii) independently developed by a party without reference to or use of the Confidential Information.

c.	If the User is requested or required (by deposition, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process, hereinafter “Legal Demand”) to disclose any confidential information of Foundry, then, to the extent User is permitted under applicable law or regulation, it shall provide Foundry with prompt written notice of such request(s), and provide commercially reasonable assistance to Foundry in obtaining a protective order preventing or limiting the disclosure or requiring that the confidential information of Foundry so disclosed be used only for the purposes for which the law or regulation required, or for which the order was issued. User agrees that, in the event Foundry is unsuccessful in obtaining such protective order, that User shall only disclose the minimum amount of information required to satisfy such Legal Demand.

d.	SOC Report- For the avoidance of doubt, the service organization controls report (“SOC Report”) shared with User by Foundry shall be considered “Confidential Information” as defined herein, and as such, User agrees not to disclose the SOC Report to any third-party (regardless of whether or not such third-party is separately a user of the Pool and/or Service) without the prior and express written consent of Foundry. For purposes herein, a “third party” shall not include User’s affiliates, subsidiaries, officers, directors, employees, contractors, attorneys, accountants, bankers or consultants (“Authorized Representatives”) with a need to know of such SOC Report, provided, however, that such Authorized Representatives shall be under an obligation of confidentiality and non-use of the SOC Report at least as strict as set out in this Agreement.

9.	Payouts to Users

a.	The Daily Earnings of each User is calculated and paid in accordance with the Pool’s Payout Methodology:

i.	Bitcoin (BTC)- The Pool shall issue payments using the Full-Pay-Per-Share (FPPS payout scheme, where the User shall receive the expected value from the block reward plus the transaction fee reward.

ii.	Bitcoin Cash (BCH)- The Pool shall issue payments using the Pay-Per-Share (PPS) payout scheme, where the User shall receive the expected value from the block reward.

iii.	Disruption in Service- Foundry may, at its sole discretion, offer User payment or credits in the event of a disruption in Service.

b.	User is entitled to compensation regardless of whether the Pool successfully records a block to the Bitcoin blockchain.

10.	Pool Fees

a.	Foundry reserves the right to charge the User pool fees at any time, in accordance with Exhibit A of the Terms. Further, Foundry may update Exhibit A of the Terms in its sole and absolute discretion, and in such event, shall make commercially reasonable efforts to notify User prior to any such updates.

11.	Contract Term and Termination

a.	User’s access and usage rights to the Pool and Service shall commence upon the successful completion by User of the client onboarding process required by Foundry (the “Commencement Date”) and continue until 23:59:59 UTC on the Commencement Date and shall automatically be renewed for successive 24-hour periods (the period between 00:00:00 UTC and 23:59:59 UTC) (each, a “Contract Day”) unless terminated in accordance with the Terms set forth herein (the “Contract Term”). For avoidance of doubt, (i) User’s access and usage rights to the Pool and Service are not contingent on delivering any minimum amount of User hashrate to the Pool during any Contract Day of the Contract Term and (ii) User is not bound to continue using the Pool in accordance with any other agreement with Foundry.

b.	User’s access and usage rights to the Pool and Service may be terminated for any reason, without penalty, by either Foundry or User by providing one Contract Day’s prior written notice to the other party.

c.	Further, Foundry may, at its sole discretion, limit, suspend or terminate User’s access to the Pool and Service if:

iv.	User becomes subject to bankruptcy/insolvency proceedings;

v.	User liquidates, dissolves, terminates, or suspends its business;

vi.	User breaches this Service Agreement; or

vii.	User performs any act or omission that materially impacts its ability to adhere to the Service Agreement.

12.	Force Majeure

a.	Foundry shall not be liable for any non-performance of its obligations pursuant to the Service Agreement if such non-performance is caused by a Force Majeure event. In case of a Force Majeure event, Foundry has the right to suspend or terminate its services immediately under the Service Agreement.

b.	“Force Majeure” events shall mean any event or circumstance, or any combination of events or circumstances which are beyond the control of Foundry. Such events or circumstances shall include, but are not limited to events or occurrences that delay, prevent or hinder Foundry from performing such obligations, war, armed conflict, terrorist activities, acts of sabotage, blockade, fire, lightning, acts of God, national strikes, riots, insurrections, civil commotions, quarantine restrictions, epidemics, pandemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions, and regulatory, administrative or similar action or delays to take actions of any governmental authority.

EXHIBIT A: FOUNDRY USA POOL FEES

Pricing tiers are assessed quarterly and are calculated based on the prior quarter’s average hashrate to determine the following quarter’s pricing tier. The average quarterly hashrate is calculated by summing the daily hashrate (as recorded by Foundry USA Pool in Daily Statistics) for the given quarter (excluding the lowest 30 days***) and dividing it by the number of remaining days in the quarter. Hashrate is calculated at the Group level, meaning all subaccounts within a group are considered in the calculation. It may take up to 10 business days into a quarter for a fee to be adjusted. ***Exclusion of the lowest 30 days does not apply within the first quarter of a Group joining the Foundry USA Pool.

What is Foundry USA Pool’s payout methodology?

Foundry USA Pool pays out to all pool members according to the Full-Pay-Per-Share (FPPS) payout scheme.

Foundry USA Pool pays out to all pool members according to the Full-Pay-Per-Share (FPPS) payout scheme. Daily Earnings are calculated from midnight-to-midnight UTC time, and the sub-account balance is credited one hour later at 1 AM UTC time. If Auto-Withdrawal is on, earnings accrued in the Balance would be withdrawn to the selected whitelisted wallet addresses, once a day, during 9 AM to 5 PM UTC time

There are 3 steps to calculate the FPPS payout for every Foundry USA Pool subaccount.

Step 1

Foundry USA Pool calculates the daily Pay- per-Share (PPS) earnings amount denominated in BTC per Subaccount, by summing the daily PPS base earnings for every worker in the subaccount. The daily PPS earnings per worker is based on every accepted share received from that worker in the 24hr contract period. (midnight-to-midnight UTC time). The running total increments with every accepted share throughout the day. Accepted share means a share that meets the worker difficulty target.

●	Daily PPS Base per Subaccount

For example, if there are 2 workers in a subaccount, and each worker submits 2 shares during the 24hr contract period:

Worker	Block Subsidy (BTC)	Share Difficulty	Network Difficulty	Allocated PPS
worker1	6.25	3,352,746,667	21,448,277,761,059	0.00097699
worker1	6.25	6,705,493,333	21,448,277,761,059	0.00195397
worker2	6.25	4,526,208,000	21,448,277,761,059	0.00131893
worker2	6.25	5,532,032,000	21,448,277,761,059	0.00161203
24hr Base PPS				0.00586192 BTC

Step 2

Next, calculate the FPPS rate, in order to account for the transaction fee aspect of the FPPS payout, in addition to the PPS base.

●	FPPS Rate

For example, if 4 blocks were placed during the contract period according to the table, the FPPS rate would be 1.08.

Blocks Placed during contract period	Block Transaction Fees (BTC)	Block Subsidy (BTC)	Transaction Fee Percentage	FPPS Rate
block 800,000	0.50	6.25
block 800,001	0.60	6.25
block 800,002	0.45	6.25
block 800,003	0.45	6.25
24hr Base FPPS Rate	2.00	25	8.00%	1.08

Step 3

Finally calculate the Subaccount FPPS Payout Amount denominated in BTC by multiplying the Daily PPS Base per Subaccount (1) with the FPPS rate (2), net of pool fees.

Definitions

Accepted Share: A share that has a difficulty that meets or exceeds the share difficulty and is neither stale nor rejected. These shares that included as part of the PPS calculations.

Stale Share: A share that has a difficulty that meets or exceeds the share difficulty, but relates to a previous job assigned to the worker.

Rejected Share: A share that has a difficulty that does not meet or exceed the share difficulty.

Share Difficulty (Worker difficulty): Difficulty required for our pool to accept a share. This difficulty is set on a per worker basis, to ensure that it sends shares at a target rate.

Worker: A mining machine or group of mining machines under the same worker name.

Network Difficulty: Difficulty required to mine a block on the Bitcoin network.

Block Subsidy: Part of the BTC reward for mining a block coming from newly issued BTC; not including the block transaction fees.

Terms and Conditions

Effective Date: February 1, 2023

These Terms of Service, together with our Privacy Policy, govern your access to and use of the websites (the “Foundry Sites” or the “Sites”) of Foundry Digital LLC (“Foundry”) and your use of any of the services provided through these Sites. These Terms of Service and any additional terms and conditions, policies, agreements and disclosures to which you have agreed are hereafter referred to collectively as the “Agreement”. Please read these Terms of Service carefully.

Your use of a Foundry Site is governed by the version of the Terms of Service in effect on the date of use. Foundry may modify the Terms of Service at any time and without prior notice. By using and accessing any Foundry Site, you acknowledge and agree to review the most current version of these Terms of Service prior to each such use. Your continued use of and access to any of the Foundry Sites constitutes your acknowledgement of, and agreement to, the then current Terms of Service. Please also note that the terms and conditions of these Terms of Service are in addition to any other agreements between you and Foundry and/or its affiliates and agents, including any customer agreements, and any other agreements that govern your use of products, services, content, tools, and information available on the Foundry Sites.

Foundry reserves the right, in its sole discretion, without any obligation and without any notice requirement, to change, improve or correct the information, materials and descriptions on the Foundry Sites and/or to suspend and/or deny access to any Foundry Site for scheduled or unscheduled maintenance, upgrades, improvements or corrections. The information and materials on the Foundry Site may contain typographical errors or inaccuracies. Any dated information is published as of its date only, and Foundry does not undertake any obligation or responsibility to update or amend any such information. Foundry may discontinue or change any product or service described in or offered on Foundry Site at any time without prior notice. Foundry further reserves the right, in its sole discretion, to block or otherwise discontinue your access and use of Foundry Site at any time and for any reason. You agree that Foundry and its subsidiaries and affiliates will not be liable to you or to any third party for any such modification, suspension or discontinuance.

AUTHORIZED USER

Some of our services, and certain pages of the Foundry Site, are available only to clients or users who have been authorized by us to access those services and web pages. Such authorization may require completion of an accredited investor questionnaire and satisfactory background information screening.

Unauthorized use of any Foundry Site and/or our systems, including, but not limited to, unauthorized entry into and/or any attempted access of Foundry’s systems and/or any restricted areas of any of the Foundry Site, misuse or sharing of passwords or misuse of any other information, is strictly prohibited. You may not use any Foundry Site in any manner that could damage, disable, overburden, or impair any Foundry Site or service or interfere with any other party’s use and enjoyment of any Foundry Site or service. You may not attempt to gain unauthorized access to any Foundry Site or service, computer systems or networks connected to any Foundry Site or service, through hacking, password mining or any other means. You may not screen-scrape, data scrape and/or use any automated means to acquire data and/or information from our Sites. You agree that you will not engage in any activities related to any Foundry Site that are contrary to these Terms of Service and/or any applicable laws or regulations. You agree to notify us immediately in the event that you learn or suspect that the security of your password may have been compromised. You further agree that you are responsible for any unauthorized use of your password that is made before you have notified us and we have had a reasonable opportunity to act on that notice. We reserve the right to suspend or cancel your access, even without receiving such notice from you, if we suspect that it is being used in an unauthorized or fraudulent manner.

Notwithstanding the above, you are responsible for monitoring your use of the Foundry Sites and should promptly report any unauthorized or suspicious activity to us at support@foundrydigital.com.

DISCLAIMER OF WARRANTY AND LIMITATION OF LIABILITY

THE INFORMATION, PRODUCTS AND SERVICES ON THE FOUNDRY SITES ARE PROVIDED ON A STRICTLY “AS IS,” “WHERE IS” AND “WHERE AVAILABLE” BASIS. FOUNDRY DOES NOT PROVIDE ANY WARRANTIES (EITHER EXPRESS OR IMPLIED) WITH RESPECT TO THE INFORMATION AND/OR SERVICES PROVIDED ON ANY FOUNDRY SITE AND/OR YOUR USE OF ANY FOUNDRY SITE GENERALLY, FOR ANY PARTICULAR PURPOSE AND FOUNDRY EXPRESSLY DISCLAIMS ANY IMPLIED WARRANTIES, INCLUDING BUT NOT LIMITED TO, WARRANTIES OF TITLE, NON-INFRINGEMENT, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. FOUNDRY WILL NOT BE RESPONSIBLE FOR ANY LOSS OR DAMAGE THAT COULD RESULT FROM INTERCEPTION BY THIRD PARTIES OF ANY INFORMATION OR SERVICES MADE AVAILABLE TO YOU VIA THIS WEBSITE. ALTHOUGH THE INFORMATION PROVIDED TO YOU ON THIS WEBSITE IS OBTAINED OR COMPILED FROM SOURCES WE BELIEVE TO BE RELIABLE, FOUNDRY CANNOT AND DOES NOT GUARANTEE THE ACCURACY, VALIDITY, TIMELINESS, OR COMPLETENESS OF ANY INFORMATION OR DATA MADE AVAILABLE TO YOU FOR ANY PARTICULAR PURPOSE. NEITHER FOUNDRY, NOR ANY OF ITS AFFILIATES, DIRECTORS, OFFICERS OR EMPLOYEES, NOR ANY THIRD PARTY PROVIDERS OF CONTENT, SOFTWARE AND/OR TECHNOLOGY (COLLECTIVELY, THE “FOUNDRY PARTIES”), WILL BE LIABLE OR HAVE ANY RESPONSIBILITY OF ANY KIND FOR ANY LOSS OR DAMAGE THAT YOU INCUR IN THE EVENT OF ANY FAILURE OR INTERRUPTION OF ANY FOUNDRY SITE, OR RESULTING FROM THE ACT OR OMISSION OF ANY OTHER PARTY INVOLVED IN MAKING ANY FOUNDRY SITE, THE DATA CONTAINED THEREIN OR THE PRODUCTS OR SERVICES OFFERED THEREBY AVAILABLE TO YOU, OR FROM ANY OTHER CAUSE RELATING TO YOUR ACCESS TO, INABILITY TO ACCESS, OR USE OF ANY FOUNDRY SITE OR THE MATERIALS CONTAINED THEREIN, WHETHER OR NOT THE CIRCUMSTANCES GIVING RISE TO SUCH CAUSE MAY HAVE BEEN WITHIN THE CONTROL OF FOUNDRY OR OF ANY VENDOR PROVIDING SOFTWARE OR SERVICES.

IN NO EVENT WILL FOUNDRY OR ANY SUCH PARTIES BE LIABLE TO YOU, WHETHER IN CONTRACT OR TORT, FOR ANY DIRECT, SPECIAL, INDIRECT, CONSEQUENTIAL OR INCIDENTAL DAMAGES OR ANY OTHER DAMAGES OF ANY KIND EVEN IF FOUNDRY OR ANY OTHER SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY THERE OF. THIS LIMITATION ON LIABILITY INCLUDES, BUT IS NOT LIMITED TO, THE TRANSMISSION OF ANY VIRUSES WHICH MAY INFECT A USER’S EQUIPMENT, FAILURE OF MECHANICAL OR ELECTRONIC EQUIPMENT OR COMMUNICATION LINES, TELEPHONE OR OTHER INTERCONNECT PROBLEMS (E.G., YOU CANNOT ACCESS YOUR INTERNET SERVICE PROVIDER), UNAUTHORIZED ACCESS, THEFT, OPERATOR ERRORS, STRIKES OR OTHER LABOR PROBLEMS OR ANY FORCE MAJEURE. FOUNDRY CANNOT AND DOES NOT GUARANTEE CONTINUOUS, UNINTERRUPTED OR SECURE ACCESS TO ANY FOUNDRY SITE.

PROPRIETARY RIGHTS

All right, title and interest in the Foundry Sites and all content contained herein is the exclusive property of Foundry, except as otherwise stated. Unless otherwise specified, the Foundry Sites are for your personal and non-commercial use only. You may print, copy and download limited amounts of information and content from the Foundry Sites; provided that it is solely for your personal use. You may not modify, copy, distribute, transmit, display, perform, reproduce, publish, license, frame, create derivative works from, transfer, or otherwise use in any other way for commercial or public purposes in whole or in part any information, software, products or services obtained from any Foundry Sites, except for the purposes expressly provided herein, without Foundry’s’ prior written approval. If you copy or download any information or software from a Foundry Site, you agree that you will not remove or obscure any copyright or other notices or legends contained in any such information.

Foundry, the Foundry logo, and other Foundry trademarks and service marks referenced herein are trademarks and service marks of Foundry. The names of other companies and third-party products or services mentioned herein may be the trademarks or service marks of their respective owners. You are prohibited from using any marks for any purpose including, but not limited to use as metatags on other pages or sites on the Internet without the written permission of Foundry or the applicable third party rights holder.

USE OF LINKS

The Foundry Sites may contain links to third party websites and/or services (each, a “Third Party Site”). These links are provided only as a convenience. The inclusion of any link is not and does not imply an affiliation, sponsorship, endorsement, approval, investigation, verification or monitoring by Foundry of any information contained in any Third Party Site. In no event shall Foundry be responsible for the information contained on any Third Party Site and/or your use of or inability to use such site. You should also be aware that the terms and conditions and privacy policy of each Third Party Site will be different from those applicable to your use of the Foundry Sites. You should contact the operator of the applicable Third Party Site for any information regarding that site’s terms and conditions and/or privacy policy.

THIRD PARTY CONTENT

Certain portions of the Foundry Sites may contain unedited or third-party content, including, without limitation, user submitted content. All user submitted content and all other postings, messages, text, images, links to third-party websites or other materials published on or otherwise made available by parties other than Foundry (such content, the “Third Party Content”) are the sole responsibility of the person(s) who originated such Third Party Content and Foundry may not monitor and does not control such Third Party Content, though Foundry reserves the right at all times (but will not have an obligation) to remove any Third Party Content. By using this Third Party Content, you agree to not rely on the Third Party Content and understand that you may be exposed to Third Party Content that is, without limitation, inaccurate, inappropriate, misleading, unlawful, offensive or otherwise objectionable, and that Foundry makes no representations or warranties regarding the Third Party Content and is not responsible or liable in any manner for the Third Party Content or the conduct, whether online or offline, of any user. Your use of such Third Party Content may be subject to the terms of service or user agreement of such Third Party Content provider.

Furthermore you expressly authorize other third parties, including but not limited to your mobile operator, internet service provider, financial institution, government organizations, and other authoritative data sources, to disclose to Foundry and its data processing partners data only for the purposes of validating your identity and preventing fraud. You also authorize Foundry to disclose this data directly to its data processing partners only for the purposes described herein. For information on how we treat your data, please refer to our Privacy Policy.

CLAIMS OF COPYRIGHT INFRINGEMENT

Copyright Complaints: Foundry respects the intellectual property of others, and we ask our users to do the same. If you believe that your work has been copied in a way that constitutes copyright infringement, or that your intellectual property rights have been otherwise violated, you should notify Foundry in accordance with the procedure set forth below.

Foundry will process and investigate notices of alleged infringement and will take appropriate actions under the Digital Millennium Copyright Act (“DMCA”) and other applicable intellectual property laws with respect to any alleged or actual infringement. A notification of claimed copyright infringement should be sent to:

Legal Department, 1100 Pittsford Victor Road, Pittsford, New York

14534 legal@foundrydigital.com.

To be effective, the notification must be in writing and contain the following information:

an electronic or physical signature of the person authorized to act on behalf of the owner of the copyright or other intellectual property interest; a description of the copyrighted work or other intellectual property that you claim has been infringed; a description of where the material that you claim is infringing is located on the Foundry Site, with enough detail that we may find it on the Foundry Site; your address, telephone number, and email address; a statement by you that you have a good faith belief that the disputed use is not authorized by the copyright or intellectual property owner, its agent, or the law; and a statement by you, made under penalty of perjury, that the above information in your Notice is accurate and that you are the copyright or intellectual property owner or authorized to act on the copyright or intellectual property owner’s behalf.

INDEMNITY AND RELEASE

You agree to release, indemnify and hold Foundry harmless from any and all losses, damages, expenses, including reasonable attorneys’ fees, rights, claims, actions of any kind and injury (including death) arising out of or relating to your use of the Foundry Sites. If you are a California resident, you waive California Civil Code Section 1542, which says: “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.” If you are a resident of another jurisdiction, you waive any comparable statute or doctrine.

CHOICE OF LAW

The Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to conflict of laws provisions. Unless otherwise agreed in writing by you and us, any dispute arising out of or relating to the Agreement, or the breach hereof, shall be finally resolved by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, or such arbitration body as required by law, rule or regulation, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. The arbitration will be conducted in the English language before a single arbitrator in the City of New York, New York. Such arbitration must be commenced within one (1) year after the claim or cause of action arises. If for any reason any provision of this Agreement, or a portion thereof, shall be unenforceable, that provision shall be enforced to the maximum extent permissible so as to effect the intent of this Agreement, and the remainder of this Agreement shall continue in full force and effect. This Agreement constitutes the entire agreement between us and you with respect to this site and it supersedes all prior or contemporaneous communications, agreements and understandings between Foundry and you with respect to the subject matter hereof. A printed version of this Agreement shall be admissible in judicial or administrative proceedings.

Contact Us

Email: support@foundrydigital.com

Privacy Policy

Last Updated: 2023-03-01

At Foundry, we value your privacy and strive to protect your personal data. Foundry Digital LLC and its subsidiaries (collectively, “Foundry”, “we”, “our”, and “us”) will only collect and use data in accordance with this Privacy Policy (“Policy”). By accessing and using our services, you signify acceptance to the terms of this Privacy Policy.

In the event of a change in this Policy, a revised Policy will promptly be posted to our website. You agree to accept the posting of a revised Policy electronically on the Foundry website as actual notice to you. You can determine when this Policy was last revised by referring to the “Last Updated” legend at the top of this page. Any changes to this Privacy Policy will become effective upon our posting of the revised Privacy Policy on our website. Any dispute over our Policy is subject to this notice.

This Privacy Policy explains:

●	What data we collect.

●	How we collect, process, use and share your personal data.

●	The important security measures we maintain to secure your personal data.

●	What rights you have with respect to your personal data we collect.

●	Why and how we retain your personal data.

What data we collect.

To provide you with our products and services, or communicate with you, we may need to collect, process and in some cases, share personal data.

We may collect the following types of personal data. Note, this is not an exhaustive list.

●	Institutional information such as employer identification number (or comparable number issued by a government), proof of legal formation (e.g., Articles of Incorporation), personal identification information for all material beneficial owners.

●	Financial information such as your source of funds.

●	Personal identification information such as your full name, date of birth, nationality, cellphone or mobile number, email address, place of residence, and/or national identification number or social security number.

●	National identity documentation such as information related to your national identity document, drivers’ license or passport (including any relevant visa information) and/or any other information deemed necessary to comply with our legal obligations under financial or anti-money laundering laws.

●	IP address.

●	Additional information or documentation at the discretion of our Compliance Team may be required for compliance with law, regulations, or internal policies.

How we collect, process, use, and share your data.

Data is collected in various ways, including:

●	When you provide it to us (e.g., when you sign up for or use our products and services or take part in customer surveys).

●	When you communicate with us by email, chat, telephone, or any other means, we collect the communication and any personal data provided in it.

●	When we obtain information from third parties including but not limited to identity verification services, Google Analytics and Datadog. Note: some of these services may use cookies.

We will only collect, use, share or otherwise process your personal data where it is necessary for us to carry out our lawful business activities and subject to data protection laws. In doing so, we rely on one or more of the following lawful grounds for processing your personal data:

●	Commercial obligation: We may process your personal data where it is necessary in order for us to provide our products and services to you or to otherwise comply with our obligations under Foundry’s Terms of Use.

●	Consent: In some cases, we will only process your personal data where you provide us with your express consent for such processing.

●	Legal obligation: In some cases, we may need to process your personal data in order to comply with an obligation imposed by law.

●	Legitimate interest: In some cases, we may need to process your personal data where it is in our legitimate legal interests to do so.

Foundry may use your personal data for one or more of the following purposes:

●	Verify your identity.

●	Perform sanctions screening.

●	Detect and prevent fraudulent or unauthorized use of our products and services.

●	Better manage our business and your relationship with us.

●	Improve products and services.

●	Market products or services to you.

●	Respond to your inquiries and resolve disputes.

We may share your personal data with:

●	Trusted third-party identity verification services in order to prevent fraud. This allows Foundry to confirm your identity by comparing the information you provide us to public records and other third-party databases.

●	Trusted third-party service providers under contract who help with parts of our business operations such as professional advisers, consultants, technology services, and other similar services. Our contracts require these service providers to only use your information in connection with the services they perform for us and prohibit them from selling your information to anyone else.

●	Companies or other entities that we plan to merge, combine or consolidate with or be acquired by (whether in whole or in part). Should a merger, combination, or consolidation occur, we will require that the new combined and/or surviving entity (as the case may be) follow this Privacy Policy substantially with respect to your personal data.

●	Affiliates who require this information to provide the services you request. An affiliate is an entity that we own or control, or that is under common control with us.

●	Regulatory agencies, law enforcement, or other government authorities, including during routine regulatory examinations.

International transfers of your personal data.

Foundry is a global organization and, while providing our products and services to you, your personal data may be transferred to, stored and processed outside of the jurisdiction in which you reside, and the laws of those countries may differ from the laws applicable in your own country. For example, data collected in the European Economic Area (EEA) may be transferred to, stored and processed at a destination(s) outside of the EEA (including the United States of America). By accepting this Privacy Policy, and then submitting your personal data, you expressly consent to the transfer, storing or processing of such personal data outside of your jurisdiction and subject to the laws of the applicable jurisdiction.

Electronic marketing.

Where you have opted-in to receive marketing communications and news, we may share information about our products, services, news and promotions with you. If you have opted-in to receive marketing communications, you may always opt out at a later stage by clicking on the “Unsubscribe” option included in every marketing communication sent to you. Please note that unsubscribing from marketing content will not stop you from receiving important communications from Foundry in relation to the security or operation.

Minor information.

Our website, as well as Foundry product and services, are not intended for anyone under 18 years of age (“Minor”). We do not knowingly or intentionally gather or process Personal Data about Minors. If we learn that we have collected any Personal Information from a Minor, we will promptly delete it from our systems.

The important security measures we maintain to secure your personal data.

Foundry places great importance on ensuring the security of your personal data. We regularly review and implement appropriate and reasonable technical and organizational security measures to keep your personal data safe. Employees of Foundry are trained to handle personal data securely and with the utmost respect, failing to do so may be subject to disciplinary action. Although we take steps to secure your personal data, we cannot guarantee that your personal data will always remain secure and, in the event of a data breach, we will notify you and, where applicable, the relevant supervisory authority, of any data breach in accordance with local law. Importantly, you are responsible for securing the login credentials and otherwise complying with the Account Security section of Foundry’s Terms of Use.

If at any time you choose to purchase a product or service offered by another company, any personal data you share with that company will be subject to the privacy policies of the applicable third-party companies and will not be controlled by our Privacy Policy. We are not responsible for the privacy policies or the content of third-party sites and/or services (each, a “Third-Party Service”) we link to and have no control of the use or protection of information provided by you or collected by those Third-Party Services.

We have security standards and procedures in place designed to prevent unauthorized access to your personal data. A key part of this process helps ensure that the personal data we have about you is accurate and up to date. You are responsible for helping us to maintain the accuracy and completeness of your personal data. If you would like to review your personal data or if you believe that any of your information is incorrect, or if you have any questions regarding your information, or this Policy, please contact us at compliance@foundrydigital.com.

What rights you have with respect to your personal data we collect.

You may submit a request that Foundry disclose the following:

●	What information did we collect?

●	Why did we collect that information?

●	What types of information is requested?

●	Who(m) did we share the information with?

●	How long did we share it?

Additionally, California law permits residents of California to request certain details about how their personal information is shared with third parties or affiliated companies for direct marketing purposes. California consumers have the right to know what personal information is being collected. As a California resident, you may also submit a request that Foundry:

●	Deletes your personal information, provided that the information is not required to complete a transaction for you, to detect and protect against fraudulent and illegal activity, to exercise our rights, or to comply with a legal obligation; and

●	Honors your request to opt out of the sale of your personal information. Under no circumstances does Foundry sell your personal data.

If you wish to exercise any of the rights set out above, please contact compliance@foundrydigital.com.

Why and how we retain your personal data.

Foundry will retain your personal data, in compliance with this Privacy Policy for the duration of your relationship with us, and afterwards for such a period as may be necessary for our legitimate business purposes (including compliance with our legal obligations, preventing fraud, resolving disputes and enforcing agreements), to protect the interests of Foundry and its customers, and as required by law.

Contact US

If you have any questions that the Privacy Policy does not address, please contact Foundry at compliance@foundrydigital.com.